

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 29, 2009

By U.S. Mail and Facsimile to: (207) 288-3328

Gerald Shencavitz
Executive Vice President & Chief Financial Officer
Bar Harbor Bankshares
82 Main Street
Bar Harbor, ME 04609-0400

> **Re:** **Bar Harbor Bankshares**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-13349**

Dear Mr. Shencavitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Short-term, Annual Incentive Cash Compensation Program, page 17 of Definitive Proxy Statement on Schedule 14A

1. Please tell us why you have not disclosed certain of the performance targets utilized in determining annual cash incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have not disclosed

the specific targets for credit asset quality, loan and deposit growth and other individual goals that were used as bases for awarding cash bonuses to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

2008 Grants of Plan-Based Awards, page 26 of Definitive Proxy Statement on Schedule 14A

2.   Please tell us how you calculated the amounts disclosed in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards section of the table. We note, for example, that the amounts disclosed in this table for Mr. Murphy do not correspond to the threshold, target and stretch percentages of 12.50%, 25.00% and 37.50% of base salary disclosed on page 17 of the definitive proxy statement. We also note that you do not disclose the grant dates for each award as required by Item 402(d)(2)(ii) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Voting Securities and Principal Holders Thereof, page 4 of Definitive Proxy Statement on Schedule 14A

3.   Please tell us the natural person who holds voting power or investment power over the shares held by Shufro Rose & Co., LLC and include this disclosure in future filings.

Item 13. Certain Relationships and Related Transactions and Director Independence

Indebtedness of Management, page 40 of Definitive Proxy Statement on Schedule 14A

4.   It is unclear from your disclosure in the third paragraph whether you are in compliance with the disclosure requirements of Item 404 of Regulation S-K. Please tell us if the company meets the requirements of Instruction 4(c) to Item 404(a) of Regulation S-K. If so, please revise your future filings to clarify your transactions with related parties disclosure accordingly.

Signatures

5.   Please tell us if the report has been signed by the company's controller or principal accounting officer. Please also confirm that you will clearly identify the company's controller or principal accounting officer as a signatory in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gerald Shencavitz
Bar Harbor Bankshares
May 29, 2009
Page 4

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any questions

Sincerely,

Kathryn McHale
Staff Attorney